CELSIUS HOLDINGS, INC.

2424 NORTH FEDERAL HIGHWAY, SUITE 208

BOCA RATON, FL 33431

September 19, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:    Ms. Brigitte Lippmann

Ms. Kathleen Suellentrop

Re:	Celsius Holdings, Inc.
Amendment No. 1 to Form 10
Filed August 25, 2016
File No. 000-55663

Ladies and Gentlemen:

In response to the Staff’s letter of September 8, 2016, Celsius Holdings, Inc. (the “Company”) hereby files Amendment No. 2 to the Form 10 Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Business, page 3

Comment:

1.	We note your response to comment 1. However, the percentages you have disclosed under Item 1 as the proportions of sales attributable to your two largest customers for the year ended December 31, 2015, and the six months ended June 20 [sic], 2016, correspond to the proportions of the accounts receivable balance, rather than sales, as of December 31, 2015, and June 30, 2016, per Note 2 to the financial statements. Please revise accordingly.

Response:

In response to the Staff’s comment, we corrected the disclosure previously provided on the subsection of “Item 1. Business” entitled “Distribution” to reflect disclosure based on revenues.

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 15

Comment:

2.	You state that your Swedish distribution partner was adversely affected by a rebalancing of inventory. Please tell us what the rebalancing of inventory represents and describe the facts and circumstances surrounding it.

Response:

In response to the Staff’s comment, the disclosure regarding the rebalancing of inventory by our Swedish distributor has been expanded in the “Revenue” subsections relating to the six months ended June 30, 2016 and 2015 and the years ending December 31, 2015 and 2016.

Comment:

3.	We note your response to comment 4. Please provide a narrative discussion of the extent to which the changes in revenue were attributable to increases in prices or to increases in volume for all periods presented. Refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

Response:

As requested by the Staff, the Company has added disclosure to disclosure in the “Revenue” subsections relating to the six months ended June 30, 2016 and 2015, and the years ending December 31, 2015 and 2016, to clarify that the increases in revenues discussed therein were attributable in large part to increases in sales volume as opposed to price increases.

Comment:

4.	We note your response to comment 5. It is unclear how the improvement in gross profit margins was primarily attributable to the increases in revenue. Please revise your disclosure to discuss the underlying drivers which caused the increases in gross profit margins including changes in cost of revenues for all periods provided.

Response:

The disclosure explaining the reasons for improvement in gross profit margins has been revised and expanded in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2016

Liquidity and Capital Resources, page 17

Comment:

5.	Please revise your disclosure to address the material changes in the underlying drivers of your cash flows for all periods presented. Refer to Securities Act Release No. 33-8350, Section IV.B.

Response:

The revised disclosure has been provided as requested by the Staff.

Security Ownership of Certain Beneficial Owners and Management, page 18

Comment:

6.	We note your response to comment 7. However, it is unclear why you refer to the company’s address for beneficial owners who are not officers or directors of the company. Please disclose the addresses of your greater than 5% beneficial owners. See Item 403(a) of Regulation S-K.

Response:

Separate addresses for the Company’s 5% or greater beneficial owners have been provided in the principal shareholders table as requested by the Staff.

Comment:

7.	If applicable, please disclose whether any of the greater than 5% beneficial owners are acting as a group. For example, it appears that some of the investors in the Investors’ Rights Agreement are affiliated with Li Ka Shing and Solina Chau Hoi Shuen. Refer to Item 403(a) of Regulation S-K and Section 13(d)(3) of the Securities Exchange Act.

Response:

The footnote disclosure to the principal shareholders table has been revised to reflect that Ms. Chau is deemed to have beneficial ownership of shares of common stock owned by Oscar Time Limited, as well as Grieg International Limited. Other than with respect to relationships disclosed in the footnotes to the principal shareholders table, to the Company’s knowledge after inquiry, none of the Company’s 5% or greater beneficial owners are acting as a group.

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2016

Certain Relationships and Related Transactions, page 25

Comment:

8.	We note your response to comment 10. However, for the April 20, 2015 common stock purchase transaction, please identify the related persons and the approximate dollar value of the amount involved for each such related person. Also identify the related persons party to the Investors’ Rights Agreement.

Response:

The requested disclosure has been provided in response to the Staff’s comment.

Comment:

9.	We note your response to comment 11. We also note that you were required to repay $300,000 to CD Financial and to convert $4,000,000 of the outstanding principal balance into Series D Convertible Preferred Stock pursuant to the terms of the Amendment to Loan and Security Agreement dated April 16, 2015. Please disclose the terms of the amendment and explain how the interest rate of 5% per annum is determined. Please also disclose any payments made to CD Financial under the Loan and Security Agreement in 2013 and 2014. See Item 404(a)(5) and Instruction 1 to Item 404 of Regulation S-K.

Response:

The disclosure regarding the CD Financial credit facility has been revised and expanded in response to the Staff’s comment.

Comment:

10.	We note your response to comment 12. However, as previously requested, please describe the matters requiring Investor Director approval under the terms of the Investors’ Rights Agreement.

Response:

The additional disclosure regarding matters requiring Investor Director approval under the terms of the Investors’ Rights Agreement has been provided as requested by the Staff.

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2016

Exhibits, page 30

Comment:

11.	We note your response to comment 14. Please file the schedules and exhibits to the Common Stock Purchase Agreement dated April 20, 2015.

Response:

The referenced Common Stock Purchase Agreement including the schedules and exhibits thereto has been refiled in its entirety as an exhibit to Amendment No. 2 to the Form 10 Registration Statement.

Comment:

12.	We note your disclosure in Note 2 to the financial statements for the periods ending December 31, 2015 and June 30, 2016 relating to the concentration of your revenues with a distributor located in Sweden. Please advise us whether your contract with that distributor is a material contract that is required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

Following review of the Staff’s comment, the Company has filed the distribution agreement with People’s Choice AB as an exhibit to Amendment No. 2 to the Form 10 Registration Statement.

Financial Statements

Statements of Cash Flows, page F-22

Comment:

13.	We note that you report $273,935 of net loss for the six month ended June 30, 2015 in the Statements of Operations. However, you report net income rather than net loss for the same period in the statement of cash flows. Please resolve this inconsistency.

Response:

The inconsistency noted by the Staff, which was an inadvertent error has been corrected.

Securities and Exchange Commission

Division of Corporation Finance

September 19, 2016

Preferred Stock – Related Party, page F-16

Comment:

14.	Please disclose any rights and privileges, including the liquidation preferences, of your preferred stock in accordance with ASC 505-10-50-3 and 4.

Response:

The additional disclosure requested by the Staff has been added to the “Related Party” footnote in response to the Staff’s comment.

If you have any further questions or comments, kindly contact the undersigned at (561) 276-2239 or our counsel, Dale S. Bergman, Esq. of Gutierrez Bergman Boulris, P.L.L.C. (786) 888-1744

Very truly yours,

CELSIUS HOLDINGS, INC.

By:	/s/ John Fieldly
John Fieldy, Chief Financial Officer